UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 For May 19, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated  May 19, 2004  -  AGM Statement




                                                                     19 May 2004

                          BUNZL ANNUAL GENERAL MEETING

In a statement at today's AGM, Anthony Habgood, Chairman of Bunzl plc, said that, in an improved but still uncertain international economic climate, current trading remains satisfactory. He indicated that organic volume growth in Outsourcing Services is moderating as a result of ongoing pressures on the US supermarket industry while good volume growth in redistribution and food processors has continued. Furthermore, in Europe, the priority remains to extend Bunzl's footprint, to integrate acquisitions and to raise margins. He went on to say that, while price levels in the US entered 2004 somewhat below those in 2003 and future trends remain uncertain, prices of the majority of product categories are moving upwards during 2004. With respect to currency movements, he further indicated that, while the dollar is currently stronger than it was earlier this year, its weakness compared to the first half of 2003 will influence the translation of Bunzl's dollar results into sterling.

He reiterated that the combination of volume growth, the opportunities provided by acquisition activity and Bunzl's strong position in its markets gives the Board confidence that the prospects of the Group are good and that the business will continue to develop satisfactorily.

Enquiries

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801




END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 19, 2004                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman